EXHIBIT 21

List of Subsidiaries

Name	State of Organization

General Processing Corporation	California
Sports Asylum, Inc.	Nevada
LV Luxuries Incorporated	Nevada
General Merchant Solutions, Inc.	California
General Marketing Solutions, Inc.	California
VerticalCore Management, Inc.	Nevada
VerticalCore Solutions, Inc.	Nevada
VerticalCore Merchant, Inc.	Nevada